MEMORANDUM
TO:	Alberto Zapata Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	June 14, 2018
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on May 14, 2018, relating to the reorganization of the JNL Real Assets Fund, a series of the Jackson Variable Series Trust, into the JNL/PIMCO Real Return Fund, a series of the JNL Series Trust (the "Registrant")
File No.: 333-224921

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Registration Statement received via telephone on May 31, 2018 and June 11, 2018.

The comments are repeated below in italics, with responses immediately following. The defined terms used in this letter have the same meaning as in the Registration Statement.

A.	General Comments

1.	Please disclose the timing requirements of the mailing of the shareholder notice and meeting date.

RESPONSE: Please note that the Registrant is using the "full-set delivery" option for the proxy statements (i.e., sending the notice, full proxy statement, and proxy cards together). The Registrant's bylaws require not less than 7 days' notice to shareholders.

2.
On page 15 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that provides for the business rationale of the reorganization per Item 4 (a)(3) of Form N-14. Additionally, please also include this language in the letter to Contract Owners.

RESPONSE: The Registrant has updated the disclosure.

3.
In the fifth paragraph of the letter to Contract Owners in the combined proxy statement/prospectus, please disclose what factors could delay the closing date and what impact delaying the closing date would have on shareholders.

RESPONSE: The Registrant has updated the disclosure.

4.	Please confirm or update the bracketed information throughout combined proxy statement/prospectus.

RESPONSE: The Registrant has confirmed and updated the disclosure, as appropriate.

5.	In the second bullet point on page 3 of the combined proxy statement/prospectus, to be consistent with plain English requirements, please use billion instead of million.

RESPONSE: The Registrant has updated the disclosure.

6.
On page 4 of the combined proxy statement/prospectus, please confirm that the fees presented in the Annual Fund Operating Expenses table are the most current fees, and if not, please update to reflect a more current time period, as applicable.

RESPONSE: The Registrant has updated the disclosure.

7.
On page 5 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these strategies before the table in the "Comparison of Investment Objectives and Principal Investment Strategies" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

8.
On page 8 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these risks before the table in the "Comparison Principal Risk section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

9.	On page 15 of the combined proxy statement/prospectus, in the "Description of the Securities to be Issued" section, please confirm the distribution fees are the same for both Funds.

RESPONSE: The Registrant has updated the disclosure.

10.	On page 15 of the combined proxy statement/prospectus, in the "Board Considerations" section, please include disclosure describing any adverse considerations by the Board.

RESPONSE: The Registrant has updated the disclosure.

11.
On page 19 of the combined proxy statement/prospectus, in the section entitled "Management Fees" please confirm that the Statement of Additional Information was supplemented to reflect the sub-advisory fee schedule as disclosed.

RESPONSE: The Registrant confirms that the sub-advisory fee schedule appears in the Statement of Additional Information.

12.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the letter to Contract Owners, the "Comparative Performance Information" section, and the "Financial Highlights" section of the combined proxy statement/prospectus.

B.	Accounting Comments

1.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the letter to Contract Owners, the "Comparative Performance Information" section, and the "Financial Highlights" section of the combined proxy statement/prospectus.

2.	In the second bullet point on page 3 of the combined proxy statement/prospectus, please correct the typo relating to the net assets amount of the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

3.
In the sixth bullet point on page 3 of the combined proxy statement/prospectus, please explain the impact of the transaction costs, if any, associated with the liquidation of 100% of the Acquired Fund's portfolio.

RESPONSE: The Registrant has updated the disclosure.

4.
Please confirm supplementally that the fees and expenses reflected on page 4 of the combined proxy statement/prospectus, in the "Comparative Fee and Expense Tables" section, are the current fees and expenses for each Fund.  Additionally, please include disclosure on page 4 of the Proxy Statement, stating that the fees and expenses reflected are the current fees and expenses for each Fund.

RESPONSE: The Registrant confirms that the fees and expenses in the "Annual Fund Operating Expenses" table are the current fees and expenses. Additionally, the Registrant has also revised the disclosure to state this.

5.
On page 4 of the combined proxy statement/prospectus, "Comparative Fee and Expense Tables" section, please include disclosure explaining why the expenses ratios in the Proxy Statement differ from those provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE:  The Registrant has updated the disclosure.

6.
On page 14 of the combined proxy statement/prospectus, please include the date of the capitalization table, which should be within 30 days of the filing of the Registration Statement because pro forma financial statements are not being included in the Registration Statement.

RESPONSE: The Registrant has updated the disclosure.

7.
On page 14 of the combined proxy statement/prospectus, in the "Capitalization" table, please either expand the net asset values for the Class I shares or footnote to explain that the figures are rounded.

RESPONSE: The Registrant has updated the disclosure.

8.	On page 14 of the combined proxy statement/prospectus, please review the "Capitalization" section and revise as necessary to include the estimated transaction costs.

RESPONSE: The Registrant has reviewed the applicable disclosure and, because there are no transaction costs associated with this reorganization, believes the disclosure is accurate.  Footnote (a) to the capitalization table states, "There are no transaction expenses, such as trade commissions, related fees and taxes, or any foreign exchange spread costs ("Transaction Costs"), associated with the Reorganization."

9.
On page 17 of the combined proxy statement/prospectus, please include disclosure as to whether the reorganization will be treated as a "partnership merger" under section 708 of the Internal Revenue Code of 1986, as amended (the "Code") or as a "regulated investment company" merger under Section 368(a)(1) of the Code.

RESPONSE: The Registrant believes that the current disclosure adequately describes the tax treatment of the reorganization.  Because the Acquired Fund is treated as a partnership for U.S. federal income tax purposes and the Acquiring Fund is treated as a corporation that qualifies as regulated investment company for U.S. federal income tax purposes, the reorganization is neither a "partnership merger" described in Section 708 of the Code (which can only apply when entities treated as partnerships for U.S. federal income tax purposes combine) nor a "reorganization" described in Section 368 of the Code (which can only apply when entities treated as corporations for U.S. federal income tax purposes combine). Instead, the current disclosure describes that the reorganization is organized as a taxable sale of the Acquired Fund's portfolio securities for cash, followed by a transfer of cash to the Acquiring Fund in exchange for shares of the Acquiring Fund.

10.	On page 17 of the combined proxy statement/prospectus, please state the impact of any capital loss carry forwards.

RESPONSE: The Registrant respectfully declines to revise the disclosure in accordance with this comment. The Registrant believes the disclosure adequately addresses the tax consequences of the Reorganization to shareholders and holders of variable contracts for which the Acquired Fund serves as a funding vehicle.  The Acquired Fund is treated as a partnership for U.S. federal income tax purposes, and therefore cannot have capital loss carryforwards. In addition, holders of variable contracts and participants in unqualified retirement plans for which the Fund serve as a funding vehicle, as well as the separate accounts and unqualified retirement plans that are the legal shareholders of Fund shares, are generally not expected to be subject to current taxation and are thus indifferent to the use of capital loss carryforwards by the Acquiring Fund.

11.	Please supplementally confirm a tax opinion will be filed. If so, please update the Registration Statement as applicable.

RESPONSE: The Registrant confirms that a tax opinion is not applicable because the reorganization will be organized as a taxable sale of the Acquired Fund's portfolio securities for cash, followed by a transfer of cash to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Registrant confirms that the Acquired Fund will sell all of its portfolio securities prior to and in connection with the Reorganization and that the sale of the portfolio securities will result in the recognition of gain or loss by the Acquired Fund, which will be allocated to the Acquired Fund's shareholders.

12.
On page 18 of the combined proxy statement/prospectus, please confirm that the fees "Aggregate Annual Fee Paid to the Adviser for the Fiscal Year Ended December 31, 2017" for the Acquiring Fund is correct.  If not, please revise the disclosure appropriately.

RESPONSE: The Registrant confirms that the disclosure is accurate; however, the Registrant has revised the "Advisory Fee" column in the table to reflect that the advisory fees are based on the average daily net assets as of April 30, 2018.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

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